United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release

Signature Page

Press Release
CVRD pays first tranche of 2007 dividend
Rio de Janeiro, April 16, 2007 — Companhia Vale do Rio Doce (CVRD) informs that its Board of Directors approved today the payment of the first installment of the 2007 dividend to shareholders, US$ 825 million, equivalent to US$ 0.341445895 per outstanding common or preferred class A share, to be made from April 30 onwards.
CVRD’s Executive Board proposal for the dividend to be paid to its shareholders in 2007, publicly disclosed on January 23, 2007, established a minimum amount for the year of US$ 1.650 billion or US$ 0.68289232 per outstanding common or preferred class A share, to be paid in two equal installments, on April 30 and October 31, 2007. The dividend was proposed in accordance with CVRD ´s dividend policy.
Form of payment
The first installment of the dividend will be paid according to the following terms:
1.	Distribution of R$ 1,669,057,500.00 equivalent to R$ 0,690779191 per outstanding common or preferred class A share. From this amount, R$ 621,650,000.00 equivalent to R$ 0.257284656 per outstanding preferred class A or common share, will be paid in the form of interest on shareholders’ equity, and R$ 1,047,407,500.00 equivalent to R$ 0.433494536 per outstanding preferred or common share, in the form of dividends.
The values were obtained from the conversion of the US dollar amount into Brazilian reais using the exchange rate for the sale of US dollar (Ptax — option 5 code), as informed by the Central Bank of Brazil on April 13, 2007, of R$ 2.0231 per US dollar, as announced on January 23, 2007.
2.	The payment will take place from April 30, 2007 onwards. The distribution is subject to with holding income tax in accordance with the applicable Brazilian law.

3.	The record date for CVRD shares traded on the São Paulo Stock Exchange, BOVESPA, is April 16, 2007. For the Company’s American Depositary Receipts (ADRs) traded on the New York Stock Exchange, NYSE, the record date will be April 19, 2007. All shareholders on these respective record dates will have the right to the dividend payment.

4.	CVRD shares will trade ex-dividend in both markets from tomorrow, April 17, 2007.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 16, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations